EXHIBIT 99.1

Clementia Announces Date of Fourth Quarter and Full Year 2018 Results and Presentation at 8th Annual SVB Leerink Global Healthcare Conference

MONTREAL, Feb. 20, 2019 (GLOBE NEWSWIRE) -- Clementia Pharmaceuticals Inc. (Nasdaq: CMTA), a clinical-stage biopharmaceutical company innovating treatments for people with ultra-rare bone disorders and other diseases, today announced that management will host a conference call in conjunction with the announcement of its fourth quarter and full-year 2018 financial results and present at the 8th Annual SVB Leerink Partners Healthcare Conference. Details of the events are as follows:

  Fourth Quarter and Full-Year 2018 Financial Results: Management will host a conference call and webcast to discuss its fourth quarter and full year 2018 financial results and other business highlights at 7:30 a.m. ET on Thursday, February 28, 2019. To participate in the conference call, please dial (866) 916-2014 (domestic) or (636) 812-6655 (international) and refer to conference ID 9098109.

  8th Annual SVB Leerink Global Healthcare Conference Presentation: Management will present a company overview at the 8th Annual SVB Leerink Global Healthcare Conference on Thursday, February 28, 2019 at 2:30 p.m. ET in New York.

Live webcasts will be available in the investor section of the company's website at www.clementiapharma.com. The webcasts also will be archived for 60 days following the call and presentation.

About Clementia Pharmaceuticals Inc.
Clementia is a clinical-stage company innovating treatments for people with ultra-rare bone disorders and other diseases with high medical need. The company is preparing to submit an NDA in the second half of 2019 to seek approval of its lead product candidate, palovarotene, a novel RARγ agonist, for fibrodysplasia ossificans progressiva (FOP). The ongoing Phase 3 MOVE Trial is evaluating an additional dosing regimen of investigational palovarotene for FOP. Palovarotene is also in a Phase 2 trial, the MO-Ped Trial, for the potential treatment of multiple osteochondromas (MO, also known as multiple hereditary exostoses, or MHE). In addition, Clementia has commenced a Phase 1 trial for an eye drop formulation of palovarotene for the potential treatment of dry eye disease and is also investigating other conditions that may benefit from RARγ therapy. For more information, please visit www.clementiapharma.com and connect with us on Twitter @ClementiaPharma.

Investor/Media Contact:

Joseph Walewicz
Clementia Pharmaceuticals Inc.
+1-514-940-1080

Alicia Davis
THRUST Strategic Communications
+1-910-620-3302
alicia@thrustsc.com